Exhibit 99.2

Annual Meeting of Shareholders

May 24, 2023

Report on Voting Results

Pursuant to Section 11.3 of

National Instrument 51-102 – Continuous Disclosure Obligations

The annual meeting (the “Meeting”) of shareholders of Bitfarms Ltd. (the “Company”) was held on May 24, 2023. Shareholders holding an aggregate of 72,262,470 common shares of the Company (“Common Shares”), being 30.08% of the issued and outstanding Common Shares as of the record date of April 4, 2023, were present or represented by proxy at the Meeting.

1.	Election of Directors

Based on the proxies received and the votes at the Meeting, all nominees set forth in the Company’s management information circular dated April 4, 2023 were elected as directors of the Company at the Meeting. Detailed results of the votes are set out below:

Nominee	Votes For	Votes Against
Nicolas Bonta	36,843,570	4,054,758
Andres Finkielsztain	34,477,109	6,421,219
Emiliano Joel Grodzki	23,273,371	17,624,957
Edith M. Hofmeister	39,753,171	1,145,157
Brian Howlett	29,372,402	11,525,926
Geoffrey Morphy	36,859,871	4,038,457

*	Proxies representing a total of 31,364,142 shares were not voted in respect of the election of directors.

2.	Appointment of Auditors

Based on the proxies received and the votes at the Meeting, the shareholders of the Company (i) re-appointed PricewaterhouseCoopers LLP (“PWC”) as auditors of the Company, and (iii) authorized the directors of the Company to fix the remuneration of PWC. The outcome of the vote was as follows:

Votes For	Votes Withheld
71,810,528	451,942

3.	Approval of Consolidation

Based on the proxies received and the votes by ballot at the Meeting, the shareholders of the Company approved the special resolution to consolidate the Company’s issued and outstanding Common Shares on the basis of a maximum ratio of 10:1. The outcome of the vote was as follows:

Votes For	Votes Against
64,694,009	7,568,461